APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Wicked Bold
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period
	1/1/2019-12/31/2019
REVENUES	
Sales	$ -
Other Revenue	9,000.00
TOTAL REVENUES	**9,000.00**
COST OF GOODS SOLD	
Cost of Sales	4,000.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	4,000.00
GROSS PROFIT (LOSS)	5,000.00
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	15,000.00
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	15,000.00

OPERATING PROFIT (LOSS) (10,000.00)

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income) -

Interest Expense -

Income Tax Expense -

TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ (10,000.00)

Wicked BOLD
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ 3,100.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	3,100.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	2,800.00
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	2,800.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 5,900.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		5,900.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		5,900.00
TOTAL LIABILITIES & EQUITY	$	**5,900.00**
Balance Sheet Check		-

Wicked BOLD
Income Statement - unaudited
For the periods ended 12/31/2020

| | Current Period |
	1/1/2019 - 12/31/2019
REVENUES	
Sales	$ 8,712.00
Other Revenue	-
TOTAL REVENUES	**8,712.00**
COST OF GOODS SOLD	
Cost of Sales	3,503.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	3,503.00
GROSS PROFIT (LOSS)	5,209.00
OPERATING EXPENSES	
Advertising and Promotion	2,450.00
Bank Service Charges	-
Business Licenses and Permits	520.00
Computer and Internet	
Depreciation	-
Dues and Subscriptions	150.00
Consulting	1,183.00
Janitorial	5,757.00
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	1,500.00
Occupancy	-
Rental Payments	3,650.00
Salaries	-
Discounts	643.00
Delivery and Freight	542.00
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	16,395.00

OPERATING PROFIT (LOSS)   (11,186.00)

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-

NET INCOME (LOSS)	$	**(11,186.00)**

Wicked BOLD
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ 3,100.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	3,100.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	2,800.00
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	2,800.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 5,900.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		5,900.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		5,900.00
TOTAL LIABILITIES & EQUITY	$	**5,900.00**
Balance Sheet Check		-

I, Deric Cahill, certify that:

1. The financial statements of Wicked BOLD LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Wicked BOLD LLC included in this Form reflects accurately the information reported on the tax return for Wicked BOLD LLC for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   _____

Name: Deric Cahill

Title: CEO